EXHIBIT 99.1

VIA SEDAR+

May 29, 2024

Subject:	Gildan Activewear Inc. (the “Corporation”)

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of the Corporation held on May 28, 2024 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. As a result of the prior directors having all resigned in advance of the annual meeting and their decision not to present themselves for election, only eight director nominees were presented for election at the annual meeting. According to the Scrutineers’ report, shareholders were present at the Meeting, or represented by proxy, representing 136,155,429 common shares or 80.76% of the 168,589,957 shares outstanding on the April 23, 2024 record date for the Meeting.

1.	Appointment of Auditors

A ballot was conducted with respect to the appointment of auditors. According to proxies received and ballots cast, KPMG LLP were appointed as the Corporation’s auditors for the ensuing year, at such remuneration as may be fixed by the Board of Directors with the following results:

	VOTES FOR	%	VOTES WITHHELD	%
Appointment of Auditors	129,803,676	95.35%	6,330,249	4.65%
2.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

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NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Michael Kneeland	114,088,449	85.37%	19,552,254	14.63%
Glenn J. Chamandy	111,752,888	83.62%	21,888,991	16.38%
Michener Chandlee	113,396,554	84.84%	20,260,388	15.16%
Ghislain Houle	113,368,568	84.83%	20,272,127	15.17%
Mélanie Kau	114,129,217	85.39%	19,531,050	14.61%
Peter Lee	110,678,904	82.82%	22,958,401	17.18%
Karen Stuckey	132,484,543	99.00%	1,341,050	1.00%
J.P. Towner	132,448,127	98.98%	1,358,969	1.02%
3.	Advisory Vote on Executive Compensation

A ballot was conducted with respect to the adoption of an advisory vote on executive compensation. According to proxies received and ballots cast, a majority of shareholders voted for the non-binding Advisory Vote on Executive Compensation, as per the following results:

	VOTES FOR	%	VOTES AGAINST	%
Advisory Vote on Executive Compensation	96,994,211	73.77%	34,481,778	26.23%

4.	Shareholder Proposal

A ballot was conducted with respect to the adoption of a shareholder proposal submitted by the British Columbia General Employees’ Union. According to proxies received and ballots cast, a majority of shareholders voted against the shareholder proposal, as per the following results:

	VOTES FOR	%	VOTES AGAINST	%
Shareholder Proposal	17,778,970	13.52%	113,679,318	86.48%

Yours truly,

(s) Michelle Taylor
Michelle Taylor
Vice-President, General Counsel and Corporate Secretary

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